Exhibit (a)(1)(B)

FORM OF ANNOUNCEMENT TO ELIGIBLE EMPLOYEES

Subject:	TherapeuticsMD, Inc. Offer to Exchange Eligible Options for New Restricted Stock Units

To:	All Eligible Employees

Date:	August 26, 2021

We are pleased to announce that TherapeuticsMD, Inc. (“TherapeuticsMD,” “we,” “us” or “our”) is commencing an Offer to Exchange Eligible Options for New Restricted Stock Units (the “Exchange Offer”) today, Thursday, August 26, 2021. You are receiving this email because you are eligible to participate and exchange certain outstanding stock options for restricted stock unit awards. The terms of the Exchange Offer are described in detail in the Offer to Exchange Eligible Options for New Restricted Stock Units, dated August 26, 2021 (the “Offer Documents”), that has been filed with the U.S. Securities and Exchange Commission and can be accessed at https://ir.therapeuticsmd.com/financial-information/sec-filings or through the SEC website at www.sec.gov.

In addition to this announcement, within the documents section of the TD Ameritrade Equity 360 portal, there is an Election Form listing your “Eligible Options,” which includes all outstanding stock options granted to you under our 2009 Long Term Incentive Compensation Plan, as amended, our Amended and Restated 2012 Stock Incentive Plan and our 2019 Stock Incentive Plan, as amended, with an exercise price equal to or greater than $5.01 per share. Please notify us immediately if you find any discrepancy or have any questions regarding the Eligible Options listed in your Election Form.

If you participate in the Exchange Offer, we will cancel your tendered Eligible Options and grant you one or more “New RSUs” with modified terms, as described in the Offer Documents. The terms of your New RSUs, including the vesting schedule, will be different than your Eligible Options, and in exchange for your receipt of such New RSUs, all corresponding Eligible Options will be irrevocably cancelled.

All documents regarding the Exchange Offer should be available to you in the documents section of the TD Ameritrade Equity 360 portal after you successfully log in to your TD Ameritrade account.

All documents, communications and questions regarding the Exchange Offer should be delivered to and received from our designated email account CI-TherapeuticsMD@insightsoftware.com.

All questions regarding the Exchange Offer should be delivered to EquityAwards@therapeuticsMd.com. Please carefully read all of the Offer Documents before making any decisions regarding this Exchange Offer. To participate in the Exchange Offer, please deliver your completed and signed Election Form to CI-TherapeuticsMD@insightsoftware.com. If you later decide to withdraw your election, please deliver your completed and signed Notice of Withdrawal, can be found in the documents section of the TD Ameritrade Equity 360 portal, to CI-TherapeuticsMD@insightsoftware.com.

The Exchange Offer will expire at 5:00 p.m., Eastern Time, on Friday, September 24, 2021 (the “Expiration Time”). We may extend this expiration date and time in our discretion, in which case references to the “Expiration Time” shall refer to any such extended date and time. If you would like to tender Eligible Options under the Exchange Offer, TherapeuticsMD must receive your properly completed and signed Election Form by the Expiration Time. Similarly, if you would like to withdraw a prior election, TherapeuticsMD must receive your Notice of Withdrawal by the Expiration Time. If you hold options intended to qualify as Incentive Stock Options and do not wish to participate in the Exchange Offer, you must affirmatively reject the Exchange Offer on or prior to September 24, 2021. Otherwise, your Incentive Stock Options may be disqualified and thereafter treated as nonstatutory stock options, even if you do not participate in the Exchange Offer.

Participation in the Exchange Offer is entirely your decision and at your discretion, and you should make the decision about whether to participate based on your personal circumstances. TherapeuticsMD recommends that you consult your tax and financial advisors to address questions regarding your decision.

This notice does not constitute an offer. The full terms of the Exchange Offer are described in the Schedule TO-I and accompanying documents, which you may access on our website at https://ir.therapeuticsmd.com/financial-information/sec-filings or through the SEC website at www.sec.gov. Capitalized terms used but not otherwise defined in this email shall have the meanings set forth in the Offer Documents.